EXHIBIT 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]

                                (STOCK CODE: 525)

                             CONNECTED TRANSACTIONS
              DISPOSAL OF 51% EQUITY INTERESTS IN SZ CIVIL ENGINEER

The Board announced that on 13 June 2006, the Company and its wholly-owned subsidiary entered into two share transfer agreements with GZ Railway for sale of an aggregate of 51% equity interests in SZ Civil Engineer at an aggregate cash consideration of approximately RMB35,224,400. Upon completion of the Disposal, SZ Civil Engineer will be owned as to 49% by the Company and 51% by GZ Railway.

GZ Railway is a wholly-owned subsidiary of the Parent Company, and hence, the Disposal constitutes a connected transaction of the Company. Since each of the applicable Relevant Ratios is equal to or more than 0.1% but less than 2.5%, the Disposal is subject to the reporting and announcement requirements as set out in Chapter 14A of the Listing Rules and is exempt from the independent shareholders' approval.

THE AGREEMENTS

DATE

13 June 2006

PARTIES

The Company as vendor for a 41% equity interest in SZ Civil Engineer;

Fuyuan as vendor for a 10% equity interest in SZ Civil Engineer; and

GZ Railway as purchaser.

ASSETS TO BE DISPOSED

51% equity interests in SZ Civil Engineer. There will not be any restriction against subsequent sale by either party of their interests in SZ Civil Engineer.

COMPLETION

Completion shall take place within 15 days from the date of Agreements. Following completion of the Disposal, SZ Civil Engineer will be owned as to 49% by the Company and 51% by GZ Railway. As the Company's interests will decrease from 100% to 49% upon completion, SZ Civil Engineer will cease to be a subsidiary of the Company and will be classified as an associated company and accounted for by the equity method of accounting.

CONSIDERATION

Total consideration is RMB35,224,400 to be settled on or before 27 June 2006, of which RMB28,317,600 is payable to the Company and RMB6,906,800 to Fuyuan. The consideration was arrived at after arm's length negotiations by reference to the revaluation of the assets of SZ Civil Engineer as at 31 December 2005 of RMB69.07 million. The Company intends to use the sale proceeds as general working capital.

INFORMATION ON SZ CIVIL ENGINEER

SZ Civil Engineer is principally engaged in the construction of public facilities, rail road, buildings and bridges.

Based on the financial statements of SZ Civil Engineer, which were prepared in accordance with accounting principles generally accepted in the PRC, the audited profit before taxation for the year ended 31 December 2004 and 2005 were approximately RMB3.30 million (equivalent to approximately HK$3.17 million) and RMB4.53 million (equivalent to approximately HK$4.35 million), respectively, whereas the audited profit after taxation and extraordinary items for the same period were approximately RMB2.51 million (equivalent to approximately HK$2.41 million) and RMB3.61 million (equivalent to approximately HK$3.47 million), respectively.

The net asset value of SZ Civil Engineer as at 31 December 2005 amounted to approximately RMB64.79 million (equivalent to approximately HK$62.29 million). It is expected that the Disposal would create a gain of approximately RMB2.18 million to the Company on a consolidated basis based on the consideration and the net asset value of SZ Civil Engineer as at 31 December 2005.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The reason for the Disposal is to reorganise the assets of the Company and focus on the development of its core business while maintaining certain interests in SZ Civil Engineer for providing construction services to the Company as and when required. In addition, as SZ Civil Engineer will become an associated company of the Company, the Company will continue to enjoy the economic benefit from the future growth of SZ Civil Engineer after the Disposal. The Directors of the Company believe the terms of the transaction are fair and reasonable and in the interests of the Shareholders as a whole.

GENERAL

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. Fuyuan is engaged in the leasing of hotels and offices, the provision of railway transportation consultation services and the operation of restaurant, cafes and other retail businesses.

The Parent Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. GZ Railway is mainly engaged in the installation and maintenance of rail road and railway communication equipment and the manufacturing and repair of specialized railway equipment. GZ Railway is a wholly-owned subsidiary of the Parent Company, which together with its associates beneficially own 66.98% of the issued share capital of the Company as at the date of this announcement. GZ Railway is, therefore, a connected person of the Company under the Listing Rules and accordingly, the Disposal constitutes a connected transaction. As each of the applicable Relevant Ratios is equal to or more than 0.1% but less than 2.5%, the Disposal is subject to the reporting and announcement requirements as set out in Chapter 14A of the Listing Rules and is exempt from the independent shareholders' approval.

The Board (including the independent non-executive Directors) considers that the Disposal was entered into on normal commercial terms which were fair and reasonable and in the interests of the Company and the Shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreements"         The two share transfer agreements both dated 13 June 2006
                     entered into between (i) the Company and GZ Railway, and
                     (ii) Fuyuan and GZ Railway, in respect of the transfer of
                     an aggregate 51% equity interests in SZ Civil Engineer

"associate(s)"       has the meaning ascribed thereto under the Listing Rules

"Board"              the board of Directors

"Company"            Guangshen Railway Company Limited [CHINESE CHARACTERS], a
                     joint stock limited company incorporated in the PRC, the H
                     Shares of which are listed on the Hong Kong Stock Exchange and the American depository shares of which are listed on
                     the New York Stock Exchange, Inc.

"Directors"          the directors of the Company

"Disposal"           the disposal of the 51% equity interests in SZ Civil
                     Engineer pursuant to the Agreements

"Fuyuan"             Guangzhou Fu Yuan Industrial Development Company [CHINESE
                     CHARACTERS], a wholly-owned subsidiary of the Company

"Group"              the Company and its subsidiaries

"GZ Railway"         Guangzhou Railway Economic and Technology Development Group
                     Company [CHINESE CHARACTERS], a wholly-owned subsidiary of the Parent Company

"Hong Kong"          The Hong Kong Special Administrative Region of the PRC

"Hong Kong Stock     The Stock Exchange of Hong Kong Limited
   Exchange"

"Listing Rules"      the Rules Governing the Listing of Securities on the Hong
                     Kong Stock Exchange

"Parent Company"     Guangzhou Railway (Group) Company [CHINESE CHARACTERS], a
                     state-owned enterprise under the administration of the
                     Ministry of Railways [CHINESE CHARACTERS], PRC and also the controlling shareholder of the Company

"PRC"                The People's Republic of China

"Relevant Ratio"     the five ratios as set out in Rule 14.07 of the Listing
                     Rules

"RMB"                Renminbi, the lawful currency of the PRC

"Share(s)"           shares of nominal value RMB1.00 each in the share capital
                     of the Company

"Shareholder(s)"     holder(s) of Shares

"SZ Civil Engineer"  Shenzhen Guang Tie Civil Engineering Co. Ltd. [CHINESE
                     CHARACTERS] [CHINESE CHARACTERS], a limited liability company incorporated in the PRC

"HK$"                Hong Kong dollars, the lawful currency of Hong Kong

"%"                  per cent

Unless otherwise specified, the RMB amounts shown in this announcement have been translated into HK$ at an exchange rate of HK$100 = RMB104 for indication purposes only.

                              By Order of the Board
                       GUANGSHEN RAILWAY COMPANY LIMITED
                                 GUO XIANGDONG
                                Company Secretary

Shenzhen, the PRC, 14 June 2006

As the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.